SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                                (Amendment No. )


                            Jones Growth Partners LP
           ----------------------------------------------------------
                                (Name Of Issuer)
           ----------------------------------------------------------

                         Unit of Limited Partnership Int
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    48020K100
                           --------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No.  48020K100       13G          Page 2 of 6 Pages

Jones Growth Partners  LP

1    NAME OF REPORTING PERSON
     S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation - CMC
     The Chase Bank of Texas N.A.- Houston

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)
                                                          (B)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Chase Manhattan Corporation- Delaware
     The Chase Bank of Texas N.A.- Houston

NUMBER         5    SOLE VOTING POWER
OF                  CMC    - 15,000
SHARES              CBT    - 15,000


BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            CMC    - None
                    CBT    - None

EACH           7    SOLE DISPOSITIVE POWER
REPORTING           CMC    - 15,000
PERSON              CBT    - 15,000

WITH           8    SHARED DISPOSITIVE POWER
                    CMC    - None
                    CBT    - None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    CMC    - 15,000
                    CBT    - 15,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    CMC   - 17.441%
                    CMB   - 17.441%

12   TYPE OF PERSON REPORTING*
                    CMC   - HC
                    CMT   - BK


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:                  Jones Growth Partners  LP


Item 1(b).     Address of Issuer's:             9697 East Mineral Avenue
                                                P.O.Box 3309
                                                Englewood Co. 80155-3309
               Offices

Item 2(a).     Name of Person Filing:  This notice is filed by The Chase
                                       Manhattan Corporation (CMC) and its
                                       wholly owned subsidiary, The Chase
                                       Manhattan Trust of Teaxas N.A.(CMT)

Item 2(b).     Address of Principal Business    CMC:  270 Park Avenue
               Office:                                New York, NY 10017
                                                CBT:  17 HCB
                                                      Houston, Tx
Item 2(c).     Citizenship:                     CMC - Delaware
                                                CBT - Texas

Item 2(d).     Title of Class of Securities:   Limited Partnership

Item 2(e).      CUSIP Number:                  48020K100

                            Jones Growth Partners LP

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_|     Broker or dealer registered under Section 15 of the Act.

        (b) |x|     Bank as defined in Section 3(a)(6) of the Act.

        (c) |_|     Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X| Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

        (h) |_|     Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)     Amount Beneficially Owned:              CMC  -  15,000
                As of December 31, 1997                 CBT  -  15,000

        (b)     Percent of Class:                       CMC  -  17.441%
                                                        CBT  -  17.441%

        (c)     Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                                                        CMC  -  15,000
                                                        CMT  -  15,000

         (ii)   Shared power to vote or to direct the vote:
                                                        CMC  -  None
                                                        CMT  -  None

                            Jones Growth Partners LP

        (iii)   Sole power to dispose or to direct the disposition of:
                                   CMC     -  15,000
                                   CMT     -  15,000

         (iv)   Shared power to dispose or to direct the disposition of:
                                   CMC     -  None
                                   CMT     -  None

Item 5. Ownership of Five Percent or Less of a Class:
        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

         Jones Growth Partners LP




Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998


  Chase Bank of Texas N.A.              THE CHASE MANHATTAN CORPORATION


/s/ Allan Nemethy                       /s/ Anthony J. Horan
--------------------------              --------------------------------
    Allan Nemethy                           Anthony J. Horan
    Compliance Officer                      Corporate Secretary